July 7, 2025

Malte Peters
Chief Executive Officer
HOOKIPA Pharma Inc.
350 Fifth Avenue, 72nd Floor, Suite 7240
New York, NY 10118

       Re: HOOKIPA Pharma Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed June 16, 2025
           File No. 001-38869
Dear Malte Peters:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:   David Brinton, Esq.